NEWS RELEASE 05-15                                                                                                                                June 20, 2005

FRONTEER AND ALTIUS RESTRUCTURE AGREEMENT

 AND COMMENCE $5.0 MILLION URANIUM EXPLORATION PROGRAM

IN CENTRAL LABRADOR, CANADA

Fronteer Development Group Inc. (“Fronteer”) (FRG–TSX; FTDGF-OTCBB) and Altius Minerals Corp. (“Altius”) (ALS -TSXV) are pleased to announce that they have restructured their 50-50 alliance, and created a new special purpose private company to own and fund the next phase of exploration on their uranium projects in central Labrador.  A comprehensive $5.0 million exploration program is scheduled to commence on June 20th with Fronteer as the operator.

THE EXPLORATION PROGRAM

This summer’s exploration program will consist of an initial eight weeks of detailed geophysical and geochemical surveys, along with geological mapping and environmental baseline studies.  This initial component will focus on refining five key project areas that rank among the best in North America for their potential to host open pittable, bulk tonnage uranium deposits.  These areas include Otter Lake, Jacques Lake, Michelin, Michelin East and Melody Hill.  To view these target areas please use the following link:

http://www.fronteergroup.com/i/IR/2005ExplorationCMB.jpg

Three hundred and fifty rock samples taken from these radiometric anomalies were assayed and returned an average grade of 0.20% U3O8.

A two-rig diamond drilling program of up to 13,000 metres is scheduled to commence by mid-August.  A total of up to 9,000 metres of drilling is planned for Otter Lake, Jacques Lake, and Michelin East, which will be the first time that these project areas have ever been drill tested.  In addition, a total of 3,000 metres of drilling is planned to test beneath the historic Michelin Deposit (6.4 million tonnes @ 0.13% U3O8) which remains open at depth.  The fifth project area, Melody Lake, may also be drill tested should time and the budget allow.

THE AGREEMENT

The new company was created as part of a longer term business strategy to enable ongoing project funding and to create a vehicle to capture the value of these uranium assets.  Initially, Fronteer has a controlling 52% interest in this new company and Altius has a 48% interest plus a 2% gross sales royalty on uranium and a 2% net smelter royalty on base and precious metals.

To finance this year’s pivotal exploration program, Fronteer will complete a $2.5 million private placement in the new company.  Altius may also subscribe for $2.5 million worth of shares at any time up to August 15, 2005, either directly or through investing partners (the “Altius Group”).  If Altius or the Altius group does not provide funding in the new company for half of this year’s exploration budget by August 15, 2005, Fronteer will fund the entire program, and in so doing will increase its shareholding to 57%.  Correspondingly, Altius’ interest would be reduced to 43%.

Under the terms of this new shareholder’s agreement, Altius or the Altius Group will retain a one-time right to earn back to a 50% ownership interest, triggered if the new company is not taken public by June 17, 2006 (or later if extended by mutual consent).

The 800 square kilometre land package now owned by the new company is the leading land position in one of the most prospective and important uranium districts in Canada.  Over the past two years, Fronteer and Altius have identified widespread surface uranium mineralization associated with undrilled radiometric anomalies that are up to 4.0 square kilometres in size.

Fronteer is a mineral exploration company focused on Discovery Stage uranium projects in Labrador and gold deposits in Turkey and Mexico.

For further information on Fronteer visit www.fronteergroup.com or contact:

Rick Valenta, VP Exploration & COO

Sean Tetzlaff, CFO and Corporate Secretary

Dan McIntyre, Corporate Communications

(PH) 604-632-4677

info@fronteergroup.com

Richard Hall Ph.D, P.Eng, is the Qualified Person for Fronteer on this project. Uranium resources referred to for the Michelin deposit are historical in nature, pre-date, and are non-compliant with NI 43-101. Fronteer has not undertaken an independent investigation of the resource estimate or independently analyzed the results of the previous exploration work in order to verify the classification of the resources, and therefore the historical estimates should not be relied upon. Fronteer believes these historical estimates provide a conceptual indication of the potential of the property and are relevant to ongoing exploration.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer's actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

Page # of 2